Jobbot, Inc.

1730 62nd Street

Brooklyn, New York 11204

Telephone: (646) 780-0992

January 28, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kim McManus, Staff Attorney

Re:	Jobbot, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 13, 2015
File No. 333-199833

Dear Madam:

In connection with the Form S-1/A filed with the United States Securities and Exchange Commission (the "Commission") on January 28, 2016, I hereby acknowledge the following on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jobbot, Inc.

By:	/s/ Patrick Giordano
Patrick Giordano
President and CEO

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Mintz & Fraade, P.C.

Counselors at law

271 Madison Avenue, 12th Floor

New York, New York 10016

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	I. FREDERICK SHOTKIN
JOSEPH J. TOMASEK

January 28, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Kim McManus, Staff Attorney

Re:	Jobbot, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 13, 2015
File No. 333-199833

Dear Sir/Madam:

We represent Jobbot, Inc. (the "Company"). We are replying upon the Company's behalf to the comment letter dated September 4, 2015. We have set forth below your comments and our responses to each immediately after.

General

1. Please amend to provide updated financial information to comply with Rule 8-08 of Regulation S-X.

The Amended Form S-1 has been revised to provide the updated financial information for the fiscal quarter ending on September 30th, 2015.

2. We note your response to comment 1 of our letter, but we were unable to locate the new disclosures described in the first, second, third, fifth, and sixth paragraphs of your response. Please revise the registration statement as discussed in your response. Additionally, we note that the first paragraph of your response states that "[t]his prospectus relates to the resale of 1,545,000 shares of common stock . . . ." However, disclosure in the registration statement indicates that 1,605,000 shares will be registered for resale. Please reconcile these statements.

The Amended Form S-1 has been revised to include the disclosures as indicated in our response letter, dated August 10, 2015 (the "August Letter"). Please refer to the August Letter for the disclosures which have been added to the Amended Form S-1 accordingly. In addition, the inconsistency with respect to the numbers of shares to be registered for resale has been reconciled to reflect that 1,545,000 shares of common stock shall be sold by the selling security holders.

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3. We note that the registration statement still contains references to sales by selling security holders at prevailing market prices, including the following examples:

a. "Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling security holders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed." Page 15

b. "Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions." Page 15

Please revise your disclosure throughout the registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering.

The Amended Form S-1 has been revised to include the new disclosure on page 15 under "Plan of Distribution".

Risk Factors

If we are unable to generate revenue we may not be able to continue as a going concern,

4. We note your response to comment 2 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise this section as discussed in your response.

The Amended Form S-1 has been revised to include the new disclosure, as per our response in the August Letter.

The Offering, page 13

5. We note your disclosure stating that, "600,000 such shares were issued for services rendered and the remainder offered and sold by us at a purchase price of $0.02 per share to the selling security holders in private placements conducted as of June 2014." However, elsewhere in the registration statement you indicate that the original purchase price paid by the selling security holders was $0.01 per share. Please reconcile these statements.

The Amended Form S-1 has been revised to resolve the inconsistency with respect to the original purchase price paid by the selling security holders: "600,000 such shares were issued for services rendered and the remainder offered and sold by us at a purchase price of $0.01 per share to the selling shareholders in private placements conducted as of June 2014 pursuant to the exemptions from registration under the Securities Act provided by Regulation D of the Securities Act." Please see the first paragraph under "The Offering" on page 13.

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Selling Security Holders, page 13

6. We note your response to comment 3 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise this section as discussed in your response.

The Amended Form S-1 has been revised to include the new disclosure, as per our response in the August Letter. Please see the second paragraph under "Selling Security Holders" on page 13.

7. We note your response to comment 4 of our letter. However, we were unable to locate the revised disclosure described in your response. Please revise this section as discussed in your response.

The Amended Form S-1 has been revised to reflect the correction, as per our response in the August Letter. The Company confirms that Lawrence A. Paduano and Larry Paduano are the same person. The Company has consolidated his holdings into a single line in the list of selling security holders on page 14, under the name "Larry Paduano."

8. We note your response to comment 5 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise your disclosure under "Recent Sales of Unregistered Securities" on page 30 as discussed in your response.

The Amended Form S-1 has been revised to include the new disclosure, as per our response in the August Letter. Please see the second paragraph under "Recent Sales of Unregistered Securities" on page 30.

9. We note that the total number of shares issued and outstanding after the offering presented in the table is not equal to the sum of the numbers in the column above it or to the difference between the 12,505,000 shares outstanding before the offering and the 1,605,000 shares to be sold in the offering. Please reconcile these numbers.

The inconsistency with respect to the numbers of shares to be registered for resale has been reconciled throughout the Amended Form S-1 to reflect that 1,545,000 shares of common stock shall be sold by the selling security holders.

Management's Discussion and Analysis or Plan of Operations, page 22

10. Please revise your disclosure in this section to include a discussion of your results of operations for the two full year period included in your financial statements as well as the applicable interim periods included in your financial statements. Refer to Item 303 of Regulation S-K.

The Amended Form S-1 has been revised to include the discussion of the results of the Company's two full year period in the financial statements.

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Exhibit 10.2

11. We note your response to comment 6 of our letter. However, we were unable to locate the new disclosure described in your response. Please revise your disclosure under "Material Contracts" on page 20 as discussed in your response.

The Amended Form S-1 has been revised to include the new disclosure, as per our response in the August Letter. Please see "Material Contracts" on page 20.

Please find enclosed herewith the Tandy letter executed on behalf of the Company.

If you have any questions, please contact the undersigned.

Respectfully Submitted Mintz & Fraade, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

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